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      FORM 3                           U.S. SECURITIES AND EXCHANGE COMMISSION                             OMB APPROVAL
                                                WASHINGTON, D.C. 20549                             OMB Number            3235-0104
                                                                                                   Expires:     September 30, 1998
                               INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES             Estimated average burden
                                                                                                   hours per response..........0.5
                       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
                                     30(f) of the Investment Company Act of 1940
(Print or Type Responses)

1. Name and Address of Reporting Person* 2. Date of Event Re- 4. Issuer Name and Ticker or Trading Symbol
                                            quiring Statement
  Russ Oil & Technology S.A.                (Month/Day/Year)     Xavier Corporation (XVRC)

  (Last)         (First)        (Middle)                      5. Relationship of Reporting Person(s) to     6. If Amendment,
                                              7/15/96*           Issuer   (Check all applicable)               Date of Original
                                                                     Director        X   10% Owner             (Month/Day/Year)
                                         3. IRS or Social Se-  -----                -----
  5 Boulevard Royal                         curity Number of         Officer (give       Other (specify     7. Individual or Joint/
               (Street)                     Reporting Person   -----  title below)  -----       below)         Group Filing (Check
                                            (Voluntary)                                                        Applicable Lines)
                                                                                                           x   Form Filed by One
  L-2449 Luxembourg                                                                                       ---  Reporting Person
 (City)            (State)        (Zip)                        ----------------------------------              Form Filed by More
                                                                                                          ---  than One Reporting
                                                                                                               Person

                                                               Table I - Non-Derivative Securities Beneficially Owned
                                                               ------------------------------------------------------
1. Title of Security                             2. Amount of Securities     3. Ownership Form:    4. Nature of Indirect Beneficial
   (Instr. 4)                                       Beneficially Owned          Direct (D) or         Ownership  (Instr. 5)
                                                    (Instr. 4)                  Indirect (I)
                                                                                (Instr. 5)
Common Stock                                     1,408,486**                 (D)









Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instructions 5(b)(v).  				    SEC 1473 (7-96)



-----------------------
*	On July 15, 1997 Xavier Mines Limited ("X-Can"), an Alberta company and the predecessor to Xavier Corporation ("X-Corp"),
	domesticated to the state of Delaware and merged with and into X-Corp (the "Merger").  Based on X-Can's registration
	statement on Form S-4 dated May 13, 1997, Russ Oil assumes that X-Can was a "foreign private issuer" prior to the Merger.

**	In connection with the Merger all outstanding common shares in X-Can became common shares in X-Corp on a 4:1 basis.  Prior
	to the Merger, Russ Oil held 5,633,944 shares of X-Can.

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FORM 3 (CONTINUED) TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                              SECURITIES)
1. Title of Derivative  2. Date Exercisable and Expiration     3. Title and Amount of    4. Conver-   5. Ownership    6. Nature of
   Security                Date (Month/Day/Year)                  Securities Underlying     sion or      Form of         Indirect
   (Instr. 4)                                                     Derivative Security       Exercise     Derivative      Beneficial
                                                                  (Instr. 4)                Price of     Security:       Ownership
                                                                                            Deri-        Direct (D) or   (Instr. 5)
                                                                                            vative       Indirect (I)
                        Date Exer-  Expiration Date               Title     Amount or       Security     (Instr. 5)
                        cisable                                             Number of
                                                                            Shares
Warrants                12/23/95    11/28/97                   Common Stock 3,865,418*** SEK 36.60*** (D)

Warrants                4/4/96      12/31/96                   Common Stock 131,196****  CDN$8.00**** (D)

*****










Explanation of Responses:


				                                     /s/ Alain Rukavina                               June 20, 1997
**  Intentional misstatements or omissions of facts                -----------------------------------------------    -------------
    constitute Federal Criminal Violations.                        Name:   Mr. Alain Rukavina                              Date
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                      Title:  Provisional Administrator


--------------------

***	On December 23, 1995 Russ Oil acquired 15,461,675 warrants (the "Carnegie Warrants") representing the right to purchase,
	subject to adjustment, 15,461,675 common shares in X-Can at a price of Swedish Kronor (SEK) 9.15.  The amount of underlying
	securities and the exercise price disclosed above assumes the conversion of these warrants on a 4:1 basis to warrants to
	purchase common shares of X-Corp.
****	On April 4, 1996, Russ Oil acquired 524,786 warrants representing the right to purchase, subject to adjustment, 524,786
	common shares in X-Can at a price of Canadian (CDN) $2.00 per share.  The amount of underlying securities and the exercise
	price disclosed above assumes the conversion of these warrants on a 4:1 basis to warrants to purchase common shares of
	X-Corp.  These warrants expired unexercised on December 31, 1996.
*****	X-Corp, in its Form 10-Q for its quarter ended June 30, 1996, indicates that it was obligated to issue to "Morgan Grenfell
	International Funds Ltd." 6,939,778 warrants representing the right to purchase, subject to adjustment, 6,939,778 Common
	Shares in X-Can.  These warrants were to be issued on the same terms and conditions as the Carnegie Warrants.  X-Corp has
	advised Russ Oil that these warrants have not been issued and should be issued to Russ Oil.  Russ Oil has not received
	confirmation that it is entitled to these warrants (which would now be warrants for 1,734,944 shares of X-Corp), nor has
	it received these warrants, and consequently they are not reported in Table II of this Form.






												                             Page 2
										                                    SEC 1473 (7-96)

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